PricewaterhouseCoopers LLP [LOGO]
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                                                  PricewaterhouseCoopers LLP
                                                  Chartered Accountants
                                                  PO Box 82
                                                  Royal Trust Tower, Suite 3000
                                                  Toronto Dominion Centre
                                                  Toronto, Ontario
                                                  Canada M5K 1G8
                                                  Telephone +1 416 863 1133
                                                  Facsimile +1 416 365 8215

December 5, 2002

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
Prince Edward Island Securities Commission
The Saskatchewan Securities Commission
Government of Northwest Territories
Government of Nunavut
Government of Yukon

Dear Sirs:

Canadian Imperial Bank of Commerce - National Policy 31 (Change of Auditor of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated December 5, 2002 delivered to us by Canadian Imperial Bank of Commerce ("CIBC") in respect of the resignation of each of PricewaterhouseCoopers LLP and Deloitte & Touche LLP from the office of auditor of CIBC and the subsequent appointment of Ernst & Young LLP to that office, effective as of December 5, 2002.

Pursuant to National Policy 31, please accept this letter as confirmation by PricewaterhouseCoopers LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.
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We trust the foregoing is satisfactory.  If you have any questions, please do not hesitate to contact Diane Kazarian at 416-365-8228.

Yours very truly,


/s/ PricewaterhouseCoopers LLP

Chartered Accountants

cc:   Pankaj Puri, Executive Vice-President and Chief Auditor,
      Canadian Imperial Bank of Commerce
      Ivan Duvar, Chair, Audit Committee of the Board of Directors, CIBC Catherine Bateman, Deloitte & Touche LLP
      Barry Kroeger, Ernst & Young LLP


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